Report to Shareholders

Quarter Ended June 30, 2026

Recent Highlights

  Extensive 2026 KSM field program to support the feasibility study advancing on schedule.
  US$100M credit facility enables KSM momentum to continue
  Engagement with preferred candidate for earn-in joint venture continues
  2025 Sustainability Report published
  BC Supreme Court requires reconsideration of KSM Substantially Started Designation
  Spin-out of Courageous Lake project to shareholders completed
  Awarded Smithers Resource and Mining Excellence Award
  The Gold Market: Finding Stability

2026 Program at KSM in Full Swing

KSM 2026 project activities continue to focus on green power supply, foundational infrastructure, site environmental compliance, and data collection to support the next project phase - a feasibility study. We continue to make progress on a KSM earn-in joint venture with our preferred partner. While we work to formalize the necessary agreements, we are also harmonizing our expectations of the 2026 KSM program.

Power

British Columbia Hydro and Power Authority (BC Hydro) continued the critically important multi-year construction of the Treaty Creek Terminal (TCT) station. Earthworks, infrastructure, and equipment installation were mostly completed in previous periods. Q2 works consisted primarily of habitat offsetting construction, ancillary building construction, and communication and control system installation and commissioning. Later in the season interconnection to the Northwest Transmission Line and overall system commissioning will take place in support of energization. These activities are the second phase of construction under the Facilities Agreement between Seabridge and BC Hydro covering the design and construction of the TCT facility, regional system upgrades, and infrastructure that ties the TCT into the Northwest Transmission Line.

BC Hydro's Indigenous partner for onsite work is the Treaty Creek Limited Partnership, the 50/50 partnership of the Nisga'a Growth Corporation and the Tahltan Nation Development Corporation fostered by Seabridge. BC Hydro continues to report that construction costs are aligned with previous forecasts, and completion remains on schedule for Q4 2026.

Feasibility Study Preparation

Q2 saw a significant ramp up in preparations for the launching of the KSM Feasibility Study. Field programs to collect required geotechnical, metallurgical, geochemical, and environmental data were successfully launched. Metallurgical variability testing was ramped up, and Engineering Service Providers began work on finalizing scope and execution planning. The Feasibility Study will be focused on delivering the right project for sustained long-term operations.

Site design and construction

2026 field programs include a data collection program comprising several drilling and test-pit campaigns to support both the Feasibility Study and the design of early works construction projects. Construction of the 13-km Upper Treaty Creek Access Road (UTCAR) which will provide access to the area of the Saddle Tunnel Portal is 40% complete. The Coulter Creek Access Road (CCAR) geochemical drill program continues to plan to allow for detailed engineering of the entire design length prior to future construction.

The data collection and UTCAR scopes are on track to deliver the 2026 objectives. Five camps are supporting the 2026 field programs and site personnel is currently over 350.

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Engineering and planning efforts continued for future scopes, including the CCAR and MTT portal area development. KSM continues to involve skilled contractors early in the design and planning process which is expected to reduce project costs and enhance constructability.

Health, Safety and Environment commitment

KSM site personnel continue to demonstrate a high commitment to health and safety and environmental compliance. Year over year, the project continues to exceed historical average performance in leading and lagging safety indicators. 2026 continues this trend with the highest annual onsite work hours with, year to date, no recordable Lost Time Incidents.

2025 Sustainability Report

In June, Seabridge released its 2025 Sustainability Report, providing a comprehensive review of the Company's environmental, social, and governance (ESG) performance across its North American portfolio of gold and copper projects. The full report is here.

BC Supreme Court dismisses Petition challenging the reasonableness of substantially started designation (SSD); requires reconsideration after further consultation with TSKLH

On June 8, the Supreme Court of British Columbia ("the Court") issued its decision on two petitions challenging the July 24, 2024 determination by the BC Environmental Assessment Office ("EAO") that the KSM project was substantially started. The Court found that the EAO had not satisfied its duty to consult the Tsetsaut Skii km Lax Ha (TSKLH) with respect to the SSD. The Court ruled that the EAO must provide a period of 90-days for TSKLH to provide written submissions on whether the project was substantially started, after which the EAO must reconsider the SSD. The Court also dismissed the second petition that was filed by SkeenaWild Conservation Trust (SCT), although the parties disagree as to whether the Court made a determination as to the reasonableness of the SSD.  The parties to the legal action are seeking clarification from the Court as to its ruling on the reasonableness arguments made by SCT and the scope of the consultation of TSKLH required under the ruling. TSKLH and SCT have filed notices of appeal to preserve their rights of appeal until the Court provides clarification on these issues and the Company and the Crown have filed cross appeals to preserve their rights in case the appeals proceed. The 90-day period for TSKLH to provide submissions has commenced. The decision of the Court can be found  here. Meanwhile, our work programs continue without impediment.

Spin-out of Courageous Lake project to shareholders completed; Valor Gold shares now trading in Canada and US

In June, Seabridge completed the spin-out to its shareholders of 100% of its Courageous Lake project located in Canada's Northwest Territories. For each share owned, Seabridge shareholders received approximately 0.51 common shares of Valor Gold Corp. Shares of Valor Gold are now trading on the Toronto Stock Exchange under the symbol "VGC" and in the U.S. on the OTCQB under the symbol "VLGDF". For more information on Valor Gold and its Courageous Lake project, please visit https://valorgold.ca/.

Seabridge Receives Resource and Mining Excellence Award

In late May, Seabridge was awarded the Resource and Mining Excellence Award at the 2026 Community and Business Awards in Smithers, British Columbia. This award recognizes a business, organization or individual that has made a significant contribution to the resource and mining sector in the Bulkley Valley through innovation, sustainability, and leadership. Nominees must demonstrate responsible resource management, excellence in operations and safety, and a strong commitment to environmental stewardship. Additionally, the award recognizes contributions to the local economy through job creation, community partnerships, and initiatives that support long-term sustainability and industry growth.

The Gold Market: Recovering Momentum?

Please note that the information contained in this section expresses the views and opinions of Seabridge Gold management and is not intended as investment advice. Seabridge is not licensed as an investment advisor.

The second quarter of 2026 was not kind to gold. From its new high above $5,500 in February, the gold price fell below $4,000 in June.

Why the correction? The Iran war's impact on oil prices starting in March drove some oil importing nations like Turkey to swap or sell gold for dollars to purchase oil and support their currencies while some oil exporters sold gold to replace lost revenues resulting from the blockade of the Strait of Hormuz. At his first FOMC meeting in June, the new Federal Reserve chairman, Kevin Warsh, projected a tougher stance on inflation than his predecessor and the market's expectations of coming rate cuts was supplanted by expectations of hikes which strengthened the dollar. Global physical gold ETFs shed approximately 74.3 metric tonnes of gold valued at roughly US$8.9 billion during June alone, perhaps the best indicator of negative market sentiment towards gold.

Asian buying of gold saved the day. China imported 173 tonnes of gold in June. Central banks also began to accelerate their purchases back to the levels that characterized the 2025 gold bull market. Central banks have purchased a net 99 tonnes since April. A World Gold Council survey of central bankers in June reported that 45% of those surveyed expected to increase their gold holdings this year while only 1% thought their institution would be a net seller. (see chart below). 74% thought their bank would increase gold holdings and reduce dollar holdings over the next five years. Furthermore, the fundamental reasons for their interest in gold and the gold bull market had not changed. We identify these as the five tailwinds for gold, and we think they are now lifting gold back onto an upward trajectory. These tailwinds are:

The monetary tailwind: Fiat currencies don't preserve value because they are constantly being created by commercial banks and monetary authorities. This debasement is the first reason given by central banks to add gold to reserves. A popular narrative that different Fed leadership would end dollar debasement with rate hikes took a significant hit from July's negative US jobs report and gold responded to the upside.

The sanctions tailwind: Holding and moving US dollars safely and securely is getting more difficult as the US Treasury sanctions use of the SWIFT system for political purposes. Banks require SWIFT to execute most interbank transactions. Many nations also fear potential seizure of dollar reserves for political reasons as suffered by Russia in 2022.

The debt spiral tailwind: An explosion of credit has stretched the global balance sheet to the point where the global economy struggles to support its debt load. At some point, rising interest payments require more new credit than the system can generate and we get the time-honored 'solution' of Quantitative Easing which flattens real interest rates and the dollar and lifts gold.

The liquidity tailwind: Other than the Treasuries market, only the gold market is big enough, liquid enough and secure enough to absorb the huge trade surpluses of major net exporters like China. And major exporters are selling their Treasuries to save in gold.

The collateral tailwind: As Treasuries become less reliable collateral due to extreme leverage, over issuance and uncertain Treasury/Fed policies, gold is becoming the highest quality collateral because it is no one else's liability. Lenders are offering lower interest rates on loans collateralized with gold rather than Treasuries, a reason for large financial institutions to hold gold.

We think we have experienced just another gold correction of many, one much less steep than the 1970s correction which recorded a 49% drop from the high before rising eight-fold by the end of the decade. What was not true then but is clear now is that gold has re-entered the global financial system where it is needed as a neutral, reliable safe haven in a world beset by debt and geopolitical uncertainty. We continue to expect new highs in gold within the next 6 to 12 months.

WGC Central Bank Gold Survey Data

Financial Results

During the three-months ended June 30, 2026, Seabridge posted net income of $117.5 million ($1.08 per share) compared to a net profit of $12.3 million ($0.12 per share) for the same period in 2025. The increase in net income was largely driven by gains realized on the distribution of the Courageous Lake project. During the second quarter, Seabridge invested $32.5 million in mineral interests, property and equipment at its projects compared to $21.1 million invested in the second quarter of 2025. At June 30, 2026, net working capital was $53.6 million compared to $109.8 million at December 31, 2025.

In July 2026, Seabridge arranged an unsecured, short-term loan agreement with a strategic investor for up to US$100 million. The Loan will be used to support the significant investments we are making in our summer season work programs at KSM. The loan is drawable at the Company's election in minimum calls of US$10 million each, has an interest rate of 7% compounded monthly, and is capitalized and matures on December 31, 2026. The Loan is repayable either in cash at any time or, in certain circumstances and subject to TSX approval, in common shares of Seabridge if outstanding at maturity, at the Company's option.  The Loan includes customary conditions, representations, warranties and covenants. The Company intends to draw on the Loan, if required, to strengthen its consolidated liquidity position. No amounts are currently drawn on the Loan.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chair and Chief Executive Officer

August 13, 2026